EXHIBIT 12

AEP TEXAS NORTH COMPANY
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,
	2000	2001	2002	2003	2004
FIXED CHARGES
Interest on Long-term Debt	$18,017	$16,842	$17,174	$21,627	$21,274
Interest on Short-term Debt	6,503	7,563	4,051	790	929
Estimated Interest Element in Lease Rentals	403	511	660	719	513
Total Fixed Charges	$24,923	$24,916	$21,885	$23,136	$22,716

EARNINGS (LOSS)
Income (Loss) Before Extraordinary Loss and Cumulative Effect of Accounting Change	$27,450	$12,310	$(13,677)	$55,663	$47,659
Plus Federal Income Taxes	5,315	16,760	2,806	31,425	17,351
Plus State Income Taxes	-	1,973	(1,363)	3,851	2,215
Plus Provision for Deferred Income Taxes	9,401	(11,891)	(12,275)	(3,493)	4,237
Plus Deferred Investment Tax Credits	(1,271)	(1,271)	(1,271)	(1,520)	(1,292)
Plus Fixed Charges	24,923	24,916	21,885	23,136	22,716
Total Earnings (Loss)	$65,818	$42,797	$(3,895)	$109,062	$92,886

Ratio of Earnings (Loss) to Fixed Charges	2.64	1.71	(0.17)	4.71	4.08

Certain amounts have been reclassified between interest on short-term and long-term debt compared to periods prior to January 1, 2002. This reclassification had no efect on the ratio.

For the year ended December 31, 2002, the Earnings to cover Fixed Charges was deficient by $25,780,000.